Exhibit 95.1
MINE SAFETY DISCLOSURES

The following disclosures are provided pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Mine Safety Information
Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes a violation of the Mine Act, any health or safety standard or any regulation has occurred, it may issue a citation which describes the alleged violation and fixes a time within which the U.S. mining operator must abate the alleged violation. In some situations, such as when MSHA believes that conditions pose a hazard to miners, MSHA may issue an order removing miners from the area of the mine affected by the condition until the alleged hazards are corrected. When MSHA issues a citation or order, it generally proposes a civil penalty, or fine, as a result of the alleged violation, that the operator is ordered to pay. Citations and orders can be contested and appealed, and as part of that process, may be reduced in severity and amount, and are sometimes dismissed. The number of citations, orders and proposed assessments vary depending on the size and type (underground or surface) of the mine as well as by the MSHA inspector(s) assigned.

Mine Safety Data
The following provides additional information about references used in the table below to describe the categories of violations, orders or citations issued by MSHA under the Mine Act:
•Section 104 S&S Citations: Citations received from MSHA under section 104 of the Mine Act for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard.
•Section 104(b) Orders: Orders issued by MSHA under section 104(b) of the Mine Act, which represents a failure to abate a citation under section 104(a) within the period of time prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines that the violation has been abated.
•Section 104(d) Citations and Orders: Citations and orders issued by MSHA under section 104(d) of the Mine Act for an unwarrantable failure to comply with mandatory health or safety standards.
•Section 110(b)(2) Violations: Flagrant violations issued by MSHA under section 110(b)(2) of the Mine Act.
•Section 107(a) Orders: Orders issued by MSHA under section 107(a) of the Mine Act for situations in which MSHA determined an “imminent danger” (as defined by MSHA) existed.

Pattern or Potential Pattern of Violations
The following provides additional information about references used in the table below to describe elevated pattern of violation enforcement actions taken by MSHA under the Mine Act:
•Pattern of Violations: A pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under section 104(e) of the Mine Act.
•Potential Pattern of Violations: The potential to have a pattern of violations under section 104(e).

Pending Legal Actions
The following provides additional information of the types of proceedings brought before the Federal Mine Safety and Health Review Commission (“FMSHRC”):

•Contest Proceedings: A contest proceeding may be filed by an operator to challenge the issuance of a citation or order issued by MSHA.
•Civil Penalty Proceedings: A civil penalty proceeding may be filed by an operator to challenge a civil penalty MSHA has proposed for a violation contained in a citation or order. The operator does not institute civil penalty proceedings based solely on the assessment amount of proposed penalties. Any initiated adjudications address substantive matters of law and policy instituted on conditions that are alleged to be in violation of mandatory standards of the Mine Act.
•Discrimination Proceedings: Involves a miner’s allegation that he or she has suffered adverse employment action because he or she engaged in activity protected under the Mine Act, such as making a safety complaint. Also includes temporary reinstatement proceedings involving cases in which a miner has filed a complaint with MSHA stating that he or she has suffered discrimination and the miner has lost his or her position.
•Compensation Proceedings: A compensation proceeding may be filed by miners entitled to compensation when a mine is closed by certain closure orders issued by MSHA. The purpose of the proceeding is to determine the amount of compensation, if any, due to miners idled by the orders.
•Temporary Relief: Applications for temporary relief are applications filed under section 105(b)(2) of the Mine Act for temporary relief from any modification or termination of any order.
•Appeals: An appeal may be filed by an operator to challenge judges’ decisions or orders to the Commission, including petitions for discretionary review and review by the Commission on its own motion.
For the Three Months Ended June 30, 2026:

Mine (1)	Oakdale, WI 4703625	Taylor, WI 4703759	Ottawa, IL 1103253
Section 104 citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard (#)	1	—	—
Section 104(b) orders (#)	—	—	—
Section 104(d) citations and orders (#)	—	—	—
Section 110(b)(2) violations (#)	—	—	—
Section 107(a) orders (#)	—	—	—
Proposed assessments under MSHA (2)	$—	$—	$151
Mining-related fatalities (#)	—	—	—
Section 104(e) notice	—	—	—
Notice of the potential for a pattern of violations under Section 104(e)	—	—	—
Legal actions before the FMSHRC initiated (#)	—	—	—
Legal actions before the FMSHRC resolved (#)	—	—	—
Legal actions pending before the FMSHRC, end of period:	2	—	—
Contests of citations and orders referenced in Subpart B of 29 CFR Part 2700 (#)	—	—	—
Contests of proposed penalties referenced in Subpart C of 29 CFR Part 2700 (#)	2	—	—
Complaints for compensation referenced in Subpart D of 29 CFR Part 2700 (#)	—	—	—
Complaints of discharge, discrimination or interference referenced in Subpart E of 29 CFR Part 2700 (#)	—	—	—
Applications for temporary relief referenced in Subpart F of 29 CFR Part 2700 (#)	—	—	—
Appeals of judges’ decisions or orders referenced in Subpart H of 29 CFR Part 2700 (#)	—	—	—
Total pending legal actions (#)	2	—	—

(1)The definition of mine under section 3 of the Mine Act includes the mine, as well as other items used in, or to be used in, or resulting from, the work of extracting minerals, such as land, structures, facilities, equipment, machines, tools and minerals preparation facilities. Unless otherwise indicated, any of these other items associated with a single mine have been aggregated in the totals for that mine. MSHA assigns an identification number to each mine and may or may not assign separate identification numbers to related facilities such as preparation facilities. We are providing the information in the table by mine rather than MSHA identification number because that is how we manage and operate our mining business and we believe this presentation will be more useful to investors than providing information based on MSHA identification numbers.

(2)Represents the total dollar value of the proposed assessments from MSHA under the Mine Act, for the three months preceding June 30, 2026, for all citations / orders assessed, not just those disclosed in the rows preceding such dollar value.